Exhibit 4.13

AMENDMENT

TO

KILROY REALTY

2006 INCENTIVE AWARD PLAN

Pursuant to the authority reserved to the Board of Directors (the “Board”) of Kilroy Realty Corporation (the “Company”), a corporation organized under the laws of the state of Maryland, under Section 14.1 of the Kilroy Realty 2006 Incentive Award Plan (the “Plan”), the Board hereby amends the Plan as follows.

1. Article 2 of the Plan is hereby amended to incorporate a new section following Section 2.18, renumbering each subsequent section accordingly, to read in its entirety as follows:

2.19 “Equity Restructuring” shall mean a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities of the Company) and causes a change in the per share value of the Stock (or other securities of the Company) underlying outstanding Awards.

2. Section 11.1(a) of the Plan is hereby amended to read in its entirety as follows:

(a) Other than in the event of an Equity Restructuring, in the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3 hereof); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

3. Section 11.1(b) of the Plan is hereby amended to read in its entirety as follows:

(b) Other than in the event of an Equity Restructuring, in the event of any transaction or event described in Section 11.1(a) hereof or any unusual or nonrecurring transactions or events affecting the Company, the Partnership, any affiliate of the Company or the Partnership, or the financial statements of the Company, the Partnership or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Committee in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1(b) the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

4. Section 11.1 of the Plan is hereby amended to incorporate a new subsection (c) following the existing subsection (b), to read in its entirety as follows:

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be proportionately adjusted. The adjustments provided under this Section 11.1(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii) The Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3 hereof).

5. Notwithstanding anything in this Amendment to the Plan to the contrary, this Amendment to the Plan shall not apply to, and instead Sections 11.1(a) and (b) of the Plan shall apply to, any Award to which the adoption of this Amendment to the Plan by the Committee would (A) result in a penalty tax under Section 409A of the Code and the Department of Treasury proposed and final regulations and guidance thereunder or (B) cause any Incentive Stock Option to fail to qualify as an “incentive stock option” under Section 422 of the Code.

* * * * * * * *

Executed on December 7, 2006

KILROY REALTY CORPORATION

By:	/s/ Richard E. Moran Jr.
Name:	Richard E. Moran Jr.
Title:	Executive Vice President, Chief Financial Officer and Secretary